FILED BY ASSURANT, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14A-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: ASSURANT, INC.

COMMISSION FILE NO.: 001-31978

Top Questions & Answers

1.	Why are we acquiring The Warranty Group?

•	We’ve talked on our quarterly Connect Live meetings about our commitment to driving profitable growth by investing in our key lines of businesses.

•	This transaction represents an important milestone on our transformation journey by enhancing our scale and capabilities in the global lifestyle markets.

•	The Warranty Group offers a broad suite of protection products and services including service contracts on vehicles, appliances, electronics, as well as financial services that align with Assurant’s strategic focus.

•	It provides a deeper global presence in countries already on Assurant’s strategic roadmap; Assurant currently has market presence in 16 countries; The Warranty Group in more than 35.

•	Our businesses fit well together, with similar cultures and values worldwide.

•	By combining our operations, we expect additional career opportunities will be available to employees.

2.	How does this acquisition support our other lines of business in Global Lifestyle, or Global Preneed, Global Home and Global Specialty business units?

•	This acquisition advances Assurant’s strategy as a global company overall.

•	The transaction enhances our scale, including a deeper global footprint, which will be a benefit for Assurant overall (i.e., focused investments, opportunities for talent, more diversified and predictable earnings).

•	Our combined organization will be well-positioned with technology coming together around mobile devices, connected cars and smart homes.

3.	What does it mean that Assurant will be a wholly owned subsidiary of TWG Holdings Limited?

•	This acquisition is structured so that upon close of the transaction, Assurant will become a wholly owned subsidiary of TWG Holdings Limited, whose name will be changed to Assurant Ltd.

•	Assurant shareholders will own about 77 percent of the combined entity and existing Assurant Inc. shares will be converted into shares of Assurant Ltd. on a one-for-one basis.

•	Alan Colberg and the Assurant management team will continue to lead the combined company.

•	The structure of the transaction does not change your employment terms.

4.	Who is The Warranty Group and what do they do? Where are their offices?

•	The Warranty Group is a leading underwriter and administrator of extended service contracts and related products on vehicles, appliances and consumer electronics, with more than 50 years of experience.

•	The Warranty Group has more than 1,600 employees across North America, Europe, Asia Pacific and Latin America.

5.	Does this mean that we’re now all part of one company?

•	Not yet. We announced our intention to acquire The Warranty Group on Oct. 18, 2017. However, this transaction is subject to regulatory and shareholder approvals and other closing conditions.

•	We expect the transaction to be completed in the first half of 2018, which is considered the “closing,” after which point we’ll begin operating as one company.

•	Until the closing date, we’ll continue to operate as independent companies, though we will commence detailed integration planning.

6.	How will this acquisition impact me/Assurant employees?

•	It will be critical that we support our business and client commitments – business as usual.

•	Our core values and our purpose — to protect what matters most — remain unchanged and are as strong as ever.

•	During the months ahead, we will work with The Warranty Group on integration planning.

•	The structure of the transaction does not change anything about your employment terms.

7.	I am an Assurant employee who owns stock. Will this transaction affect me differently?

•	Depending on your country of residence, there may be a 2018 tax impact on your vested shares at the time of close.

•	There is no impact on your unvested shares or on the U.S. 401(k) Plan.

•	Employees who receive equity compensation or are Employee Stock Purchase Plan (ESPP) participants will receive additional information and education resources covering the potential tax impact by Nov. 15, 2017.

8.	When can I begin working with The Warranty Group employees?

•	Until the transaction closes, we’ll continue to operate as independent companies.

•	There will be a disciplined integration planning process to determine the best structure after the acquisition closes.

•	As always, we are committed to communicating as those decisions are finalized and the transaction closes.

9.	How does this impact our business priorities/goals for the rest of the year?

•	In general, no changes for 2017, and we should remain focused on our purpose and job duties and responsibilities to our customers.

•	Our core values and our purpose — to protect what matters most — remain unchanged and are as strong as ever.

•	We will establish a cross-functional Integration Team and some employees will be asked to directly help with planning and integration, and on occasion provide supporting information. Your manager or team’s leadership will let you know if such assistance is needed.

10.	How can I stay up-to-date on the transaction?

•	During upcoming Town Halls and other meetings, members of the Management Committee will keep employees apprised of how the process is moving along.

•	There also will be an email box [email address] for employees to ask questions of the Integration Team.

•	We may not have answers immediately but are committed to communicating updates as we can.

•	From time to time we expect to provide updates on Connect and publish additional Q&As for employees as the process moves along.

11.	What should I say if I’m contacted by the media, investors or regulators/government representatives about the transaction?

•	Refer all media inquiries to Linda Recupero, senior vice president, global communication (212.859.7005, Linda.Recupero@assurant.com).

•	Refer all investor inquiries to Suzanne Shepherd, vice president, investor relations (212.859.7062, Suzanne.Shepherd@assurant.com).

•	Refer all regulators/government representatives to Bart Schwartz, chief legal officer (212.859.7063, Bart.Schwartz@assurant.com) or Ronny Lancaster, senior vice president, government relations (202.370.2141, Ronny.Lancaster@assurant.com).

12.	What should I say if a consumer or client contact asks me about the transaction?

•	You can indicate that today’s announcement does not change the way Assurant works to serve and support them.

•	The news release is available at assurant.com for their reference.

•	Specific client questions should be directed to the respective line of business leader or the regional president.

Cautionary Statement

Some of the statements included in this communication, in particular with respect to the proposed transaction, the benefits and synergies of the transaction, including operating synergies, future opportunities for the combined company and any statements regarding the combined company’s future results, financial condition and operations, anticipated business levels and offerings, planned activities, anticipated growth, market presence and opportunities, strategies, competition and other expectations, targets and financial metrics for future periods, may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on management’s best estimates, assumptions and projections and are subject to significant uncertainties. Actual results may differ materially from those projected in the forward-looking statements. Assurant, Inc. (“Assurant” or the “Company”) undertakes no obligation to update any forward-looking statements as a result of new information or future events or developments. For a detailed discussion of the general risk factors that could affect the Company’s results, please refer to the risk factors identified in the Company’s annual and periodic reports filed with the Securities and Exchange Commission.

Additional Information and Where to Find It

This communication relates to a proposed transaction between Assurant and TWG Holdings Limited (“Parent”) that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed with the U.S. Securities and Exchange Commission (the “SEC”) that will provide full details of the proposed transaction and the attendant benefits and risk. This communication is not a substitute for the joint proxy statement/prospectus or any other document that Assurant or Parent may file with the SEC or send to their stockholders in connection with the proposed transaction. Investors are urged to carefully read the registration statement on Form S-4, including the definitive proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to obtain the joint proxy statement/prospectus and all relevant documents filed by Assurant with the SEC free of charge at the SEC’s website www.sec.gov or through the Investor Relations page of Assurant’s website at http://ir.assurant.com as soon as reasonable practicable after the filing. Other information found on Assurant’s website is not part of this or any other report filed with or furnished to the SEC.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, or a solicitation of any vote of approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The directors, executive officers and other members of management and employees of Assurant may be deemed participants in the solicitation of proxies from its stockholders in favor of the transactions. Information concerning persons who may be considered participants in the solicitation of Assurant’s stockholders under the rules of the SEC is set forth in public filings filed by Assurant with the SEC and will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.